CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

March 15, 2006                                                                                                                                                                                                                                         Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Inc. (the “Company”) reports that Mr. Lindsay E. Gorrill of Coeur d’Alene, Idaho has been appointed Chief Financial Officer of the Company.

Mr. Gorrill is currently the President and Chief Operating Officer of Berkley Resources Inc. Prior to becoming President and Chief Operating Officer of Berkley, Mr. Gorrill was the President and Chief Executive Officer of WGI Heavy Minerals Incorporated (“WGI”). Before joining WGI, Mr. Gorrill was a senior manager at KPMG, where he specialized in international tax and audit work for mining industry clients, as well as valuation and corporate finance assignments.

Mr. Gorrill has a bachelor’s degree in finance and marketing from Simon Fraser University in British Columbia, Canada, where he made the Dean’s list for top 5%.  He also is a Chartered Accountant and has taken post-graduate coursework in geology.

Coral has been exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka/Cortez gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region, site of the large Cortez (Pipeline) gold mine.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Matt Wayrynen”
Matt Wayrynen
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.